Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259637

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated October 6, 2021)

GREENIDGE GENERATION HOLDINGS INC.

3,500,000 Shares of

Class A Common Stock

This prospectus supplement further supplements and updates the prospectus dated October 6, 2021 (as may be supplemented or amended from time to time, the “Prospectus”) relating to the resale of 3,500,000 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”). This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement incorporates into the Prospectus the information contained in our attached:

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 2, 2022.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “GREE”. On February 1, 2022, the closing price of our Class A common stock was $12.66.

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2022

GREENIDGE GENERATION HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40808	86-1746728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

135 Rennell Drive, 3rd Floor Fairfield, CT		06890
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (315) 536-2359

590 Plant Road

Dresden, NY 14441

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	GREE	Nasdaq Global Select Market
8.50% Senior Notes due 2026	GREEL	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934:

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On February 2, 2022, the Company issued a press release announcing its preliminary estimated unaudited financial and operating results for the three months ended and full year ended December 31, 2021. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference into this Item 2.02.

The information in this Item 2.02 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall either be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific references in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 2, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GREENIDGE GENERATION HOLDINGS INC.

Dated: February 2, 2022	By:	/s/ Jeffrey E. Kirt
Jeffrey E. Kirt
Chief Executive Officer

Exhibit 99.1

Greenidge Generation Announces Selected Preliminary Operating Results for Fourth Quarter and Full Year 2021

Fourth Quarter Highlights:

•	Expects Fourth Quarter Revenue of approximately $44 million

•	Expects GAAP Net Loss of $(51) to $(41) million, including a noncash goodwill impairment charge related to the Support.com business of $42 to $47 million

•	Expects Adjusted EBITDA[1] of $18 to $20 million

•	Mined 609 bitcoin

•	Mining capacity of approximately 1.4 EH/s from 17,300 miners as of December 31, 2021

•	$85 million of cash, short-term investments and fair market value of cryptocurrency holdings at year end

Full Year Highlights:

•	Expects Full Year Revenue of approximately $107 million

•	Expects GAAP Net Loss of $(54) to $(44) million, including the $42 to $47 million noncash goodwill impairment charge

•	Expects Adjusted EBITDA[1] of $51 to $54 million

•	Mined 1,866 bitcoin

FAIRFIELD, Conn. – February 2, 2022 – Greenidge Generation Holdings Inc. (NASDAQ: GREE) (“Greenidge”) today announced selected preliminary financial and operating results for the three months and year ended December 31, 2021.

For the three months ended December 31, 2021, Greenidge expects to report revenues of approximately $44 million, net loss in a range of $(51) million to $(41) million, and Adjusted EBITDA in a range of $18 million to $20 million. The net loss includes an estimated noncash impairment of goodwill associated with the Support.com business of $42 to $47 million. Cryptocurrency mining revenue is expected to be approximately $34 million, Power and capacity revenue is expected to be approximately $2 million, and Services and other revenue is expected to be approximately $8 million for the fourth quarter of 2021.

For the year ended December 31, 2021, Greenidge expects to report revenues of approximately $107 million, net loss in a range of $(54) million to $(44) million, including the previously mentioned estimated $42 to $47 million noncash impairment of goodwill, and Adjusted EBITDA in a range of $51 million to $54 million. Cryptocurrency mining revenue is expected to be approximately $88 million, Power and capacity revenue is expected to be approximately $9 million, and Services and other revenue is expected to be approximately $10 million for the full year 2021.

Footnote:

1. Adjusted EBITDA is a non-GAAP measure. See reconciliation of GAAP Net Loss to Adjusted EBITDA below.

Greenidge produced 609 and 1,866 bitcoin during the fourth quarter and full year 2021, respectively. As of December 31, 2021, Greenidge had approximately 17,300 miners with approximately 1.4 EH/s of combined capacity. Greenidge ended the year with $85 million of cash, short-term investments and fair market value of cryptocurrency holdings, of which, less than $2 million was cryptocurrency holdings.

Preliminary Financial and Operating Results

The preliminary financial and operating results set forth above for the three months and year ended December 31, 2021 reflect preliminary estimates with respect to such results based solely on currently available information, which is subject to change. Readers are cautioned not to place undue reliance on such preliminary results which are unaudited and constitute forward-looking statements. Greenidge has not completed its standard closing process, including the completion of all of its controls procedures, which could identify adjustments causing the actual results to be different from the expectations presented in this release. Additionally, Greenidge has not completed its impairment analysis associated with the acquisition of Support.com, including the finalization of the valuation of the associated assets and liabilities of Support.com and has not completed its review of the tax implications of the merger and related costs. Additionally, Greenidge has not completed its analyses of estimated projections associated with its environmental liabilities and asset retirement obligations, which may result in additional adjustments to Greenidge’s results. These estimates should not be viewed as a substitute for Greenidge’s full quarterly financial statements for the three months ended December 31, 2021 and its audited financial statements for the year ended December 31, 2021 which will be prepared in accordance with U.S. GAAP. The financial results for the year ended December 31, 2021 are also subject to the completion of the audit of Greenidge’s annual financial statements.

About Greenidge Generation Holdings Inc.

Greenidge Generation Holdings Inc. (NASDAQ: GREE) is a vertically integrated cryptocurrency datacenter and power generation company. Greenidge is committed to 100% carbon-neutral datacenter operations at all of its locations by utilizing low-carbon sources of energy and offsetting its carbon footprint. Greenidge currently operates a vertically integrated facility in upstate New York and a facility in South Carolina, which sources the majority of its electricity from zero-carbon sources.

Forward-Looking Statements

This press release includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect Greenidge’s financial or operating results. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “continue,” “foresee,” “expect,” “intend,” “plan,” “may,” “will,” “would,” “could,” and “should,” and the negative of these terms or other similar expressions. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Forward-looking statements in this press release include, among other things, statements regarding the business plan, business strategy and operations of Greenidge in the future. In addition, all statements that address operating performance and future performance, events or developments that are expected or anticipated to occur in the future, such as statements concerning the preliminary financial and operating results for the three months and year ended December 31, 2021, including the preliminary estimates of Greenidge’s fourth quarter and full year 2021 revenue and ranges of net loss and Adjusted EBITDA, are forward-looking statements. Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Matters and factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to the matters and factors described in Part II, Item 1A. “Risk Factors” of Greenidge’s Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission, as well as statements about or relating to or otherwise affected by: (i) the completion of management’s final review of the financial results and Greenidge’s other closing procedures; (ii) the completion of the audit of Greenidge’s annual financial statements; (iii) the ability to recognize the anticipated objectives and any benefits, including the anticipated tax treatment, of the acquisition of Support.com; (iv) changes in applicable laws, regulations or permits affecting Greenidge’s operations or the industries in which it operates, including regulation regarding power generation, cryptocurrency usage and/or cryptocurrency mining; and (v) the potential of cryptocurrency market manipulation. Consequently, all of the forward-looking statements made in this press release are qualified by the information contained under this caption. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements in this press release. You should not put undue reliance on forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, the actual results, performance, or achievements of Greenidge could differ materially from the results expressed in, or implied by, any forward-looking statements. All forward-looking statements speak only as of the date of this press release and Greenidge does not assume any duty to update or revise any forward-looking statements included in this press release, whether as a result of new information, the occurrence of future events, uncertainties or otherwise, after the date of this press release.

For further information, please contact:

Investor Relations

investorrelations@greenidge.com

Media Inquiries

media@greenidge.com

Non-GAAP Financial Measures

From time to time Greenidge utilizes certain financial measures that are not prepared or calculated in accordance with GAAP to assess financial performance and profitability.

“EBITDA” is defined as earnings before interest, taxes, and depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA adjusted for stock-based compensation and other special items determined by management, including, but not limited to, acquisition related expenses, business development, fair value adjustments for certain financial liabilities (including asset retirement obligations), costs associated with debt and equity transactions, and impairment charges as they are not indicative of business operations. Adjusted EBITDA is intended as a supplemental measure of Greenidge’s performance that is not presented in accordance with GAAP. Greenidge believes that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA, Greenidge may incur future expenses similar to those excluded when calculating these measures. In addition, Greenidge’s presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Greenidge’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Greenidge compensates for these limitations by relying primarily on its GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate Greenidge’s business.

The following table reconciles the expected ranges of net loss to the expected ranges of EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2021 (in millions, unaudited):

	Three Months Ended December 31, 2021		Year Ended December 31, 2021
	Low	High	Low	High
Net loss	$(51)	$(41)	$(54)	$(44)
Provision for income taxes	8	7	4	3
Interest expense, net	2	2	4	4
Depreciation and amortization	3	3	9	9

EBITDA	$(38)	$(29)	$(37)	$(28)
Stock-based compensation	2	2	4	4
Impairment of goodwill (1)	47	42	47	42
Merger and other costs (2)	1	1	32	32
Expansion costs (3)	2	2	2	2
ARO, environmental and other (4)	4	2	3	2

Adjusted EBITDA	$18	$20	$51	$54

(1)

Greenidge has not yet completed its impairment analysis associated with the acquisition of Support.com but has included a range of estimates based on initial analyses. The final impairment amount may vary based on a number of factors including the finalization of the valuation of the associated assets and liabilities of Support.com.

(2)

Merger and other costs are associated with the merger with Support.com and non-recurring charges associated with the issuance of equity instruments that were contingent upon closure of the merger, as well as legal and other professional fees associated with the merger and becoming a public company.

(3)	Expansion costs are costs associated with Greenidge’s expansion into its property in South Carolina and studies associated with potential expansion opportunities in Texas.
(4)	ARO & environmental adjustments are associated with the remeasurement of asset retirement obligations and environmental liabilities associated with updated projections of costs.